UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                               Immunex Corporation
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   45252810 2
                                 (CUSIP Number)

                           LOUIS L. HOYNES, JR., ESQ.
                    Senior Vice President and General Counsel
                       American Home Products Corporation
                      5 Giralda Farms, Madison, N.J. 07940
                                 (973) 660-5000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                            July 23, 1999 (Voluntary)
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45252810 2

1.      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        American Home Products Corporation ("Parent")
        Tax I.D. 13-2526821

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)  N/A
        (b)

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*

        WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

        [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.      SOLE VOTING POWER

       46,819,409 (includes 37,024,261 shares held by American Cyanamid Company ("ACY"), a wholly-owned subsidiary of Parent, 7,204,176 shares of Immunex Common Stock held by Lederle Parenterals, Inc., a wholly-owned subsidiary of ACY, and 2,590,972 additional shares of Immunex Common Stock underlying the Note as described herein)

8.      SHARED VOTING POWER

        -0-

9.      SOLE DISPOSITIVE POWER

       46,819,409 (includes 37,024,261 shares held by American Cyanamid Company ("ACY"), a wholly-owned subsidiary of Parent, 7,204,176 shares of Immunex Common Stock held by Lederle Parenterals, Inc., a wholly-owned subsidiary of ACY, and 2,590,972 additional shares of Immunex Common Stock underlying the Note as described herein)

10.     SHARED DISPOSITIVE POWER

        -0-

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        46,819,409

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        55.5%

14.     TYPE OF REPORTING PERSON*

        CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     The Statement on Schedule 13D, dated December 1, 1994 (the "Original Statement"), filed by American Home Products Corporation, a Delaware corporation ("Parent" or "Reporting Person"), and on behalf of AC Acquisition Corp., a Delaware corporation, as amended by Amendment No. 1, dated November 2, 1995 ("Amendment No. 1"), Amendment No. 2, dated November 3, 1995 ("Amendment No. 2"), Amendment No. 3, dated November 15, 1995 ("Amendment No. 3"), Amendment No. 4, dated April 23, 1999 ("Amendment No. 4") and Amendment No. 5, dated May 20, 1999 ("Amendment No. 5"), is hereby further amended by this Amendment No. 6, dated August 6, 1999 ("Amendment No. 6") to reflect certain changes in the information previously filed relating to the outstanding Common Stock, $.01 par value (the "Common Stock"), of Immunex Corporation, a Washington corporation ("Immunex" or "Issuer"), which has its principal executive offices at 51 University Street, Seattle, WA 98101.

     Item 3 of the Original Statement is hereby amended to add the following paragraph:

     The funds used by Parent to purchase the additional shares reported in this Amendment No. 6 were entirely from the Working Capital of Parent, which may include funds sourced from commercial paper issued by Parent from time to time under its cash management program.

     On July 22, 1999 and July 23, 1999 Parent acquired an additional 438,800 shares of Common Stock in the aggregate for a total purchase price of $50,068,880.44 in market transactions which are further described in Items 4 and 5 hereof and Schedule B attached to this Amendment No. 6.

     Item 4 is hereby amended by adding the following language:

     "As stated above, Parent has exercised its rights to purchase shares directly from Immunex under the terms of Section 2.02 of the Governance Agreement on six occasions on a quarterly basis during the period from November 1997 through April 1999 to maintain its percent ownership in Immunex. In lieu of purchasing shares directly from Immunex pursuant to Section 2.02 of the Governance Agreement for the quarter ending June 30, 1999, Parent made open market purchases of Immunex Common Stock to maintain its percent ownership in Immunex.

     Parent does not have any current plans or proposals that relate to or would result in (i) the acquisition or disposition of securities of Immunex (other than as described above), (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Immunex or any of its subsidiaries; (iii) a sale or transfer of any assets of Immunex or any of its subsidiaries; (iv) any change in the present board of directors or management of Immunex, including any current plans or proposals to change the number or term of directors or to fill any vacancies of Immunex's board of directors, (v) any change in the present capitalization or dividend policy of Immunex; (vi) any other change in Immunex's business or corporate structure; (vii) changes in Immunex's charter, by-laws or similar instruments or other actions which may impede the acquisition of control of Immunex by any person; (viii) causing a class of securities of Immunex to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of Immunex to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; (x) a "Rule 13e-3 transaction," as such term is defined in Rule 13e-3 of the Securities Exchange Act of 1934; or (xi) any action similar to any of those enumerated in clauses (i) through (x) of this sentence."

     Item 5 is hereby amended by adding the following language:

     As of August 6, 1999, Parent, together with its wholly-owned subsidiaries, holds 44,228,437 shares of Immunex Common Stock which includes the Common Stock purchased on July 22, 1999 and July 23, 1999. As a result of purchasing the Note on May 20, 1999 which is convertible by Parent into Immunex Common Stock, Parent is also the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of 2,590,972 additional shares of Immunex Common Stock underlying the Note which, combined with the shares owned by Parent, equals 46,819,409 shares of Common Stock. Parent's percentage beneficial ownership of Immunex Common Stock, excluding the Common Stock underlying the Note, equals 54.1% and, including the Common Stock issuable upon conversion of the Note, equals 55.5%, using 81,736,431 as the number of shares of Common Stock outstanding as of June 30, 1999 as disclosed to Parent by Immunex.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 1999

                                            AMERICAN HOME PRODUCTS CORPORATION


                                            By:  /s/ John R. Considine
                                                     John R. Considine
                                                     Vice President-Finance

                                                                    Schedule B


     TRANSACTIONS BY AMERICAN HOME PRODUCTS CORPORATION IN IMMUNEX COMMON SHARES FOR JULY 1999


     DATE OF                            NO. OF SHARES              PRICE PER
     TRANSACTION                        PURCHASED                  SHARE

     22-JUL-99                           35,000                    $116.2500
     22-JUL-99                           50,000                    $115.0000
     22-JUL-99                           50,000                    $114.0000
     22-JUL-99                          138,800                    $113.4375
     22-JUL-99                           75,000                    $113.2500
     22-JUL-99                           25,000                    $111.8125
     23-JUL-99                           30,000                    $116.3750
     23-JUL-99                           15,000                    $115.0625
     23-JUL-99                           20,000                    $114.9375